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                                                             Exhibit (a)(1)(iii)

                       [THE SPORTS AUTHORITY LETTERHEAD]

September 7, 2001

Dear TSA Employee:

As you are aware, The Sports Authority's stock price has declined significantly over the past three years. As a result, the stock options which were granted more than three years ago have exercise prices that are significantly higher than TSA's current stock price.

I am pleased to inform you that the Board of Directors has approved a voluntary program under which you may elect to tender your outstanding options which have an exercise price of $10.75 or higher, for cash.

The program is being conducted under the terms and conditions of the Offer to Purchase Options and the election form that accompany this letter. The Offer to Purchase Options contains detailed information about the program, including a detailed set of questions and answers. Please read the materials carefully since they contain important information about how you may participate in the program. Please note that the deadline for us to receive your signed election form is October 5, 2001.

The enclosed election form lists your individual holdings of options that are eligible to be tendered in the program.

We make no recommendation as to whether you should elect to tender your options. Each employee must make his or her own individual decision. The program is entirely voluntary, and your decision to participate or not will not affect your eligibility for future grants.

If you have any questions concerning the program, please contact Rosanne Mathews, Director - Compensation and Benefits, at (954) 535-3124.

Sincerely,


Martin E. Hanaka
Chairman and CEO